January 27, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Greenway Technologies, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed April 14, 2021
Form 10-Q for the Period Ended June 30, 2021
Filed August 16, 2021
File No. 000-55030

To Whom It May Concern:

On behalf of Greenway Technologies, Inc. (“Company”), I acknowledge receipt of a letter from the Securities and Exchange Commission (“SEC”) referencing File No. 000-55030. The letter is dated January 3, 2022 and states as follows:

We note your response to prior comment one and reissue the original comment as the disclosures referenced relate to Item 308 of Regulation S-K. Pursuant to Item 307 of Regulation S-K. please disclose, the conclusions of your principal executives and financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure control and procedures for all future Forms 10-K and Forms 10-Q. While disclosure controls and procedures would be presumed ineffective considering that internal controls over financial reporting are ineffective, disclosures pursuant to Item 307 of Regulation S-K should be separate from those pursuant to Item 308 of Regulation S-K.

In future filings to the SEC (forms 10-K and 10-Q), Greenway Technologies Inc. will provide separate disclosures as required under Items 307 and 308 of Regulation S-K.

If you need any additional information, please contact me at telephone number (561) 809-4644.

Sincerely,

Ransom B. Jones, Chief Financial Officer